UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2025

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half-year Report dated 29 July 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 29, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

29 July 2025

Barclays Bank PLC

2025 Interim Results Announcement

Barclays Bank PLC announces that its 2025 Interim Results Announcement will today be submitted in unedited full text to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and may also be accessed via the Barclays website at https://home.barclays/investor-relations/reports-and-events/financial-results/.

This announcement is made in accordance with DTR 6.3.5R(1A).

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina	Jon Tracey
+44 (0) 20 7116 2526	+44 (0)207 116 4755